NEWS RELEASE

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For Immediate Release

BCE announces André Bérard retirement from Board of Directors

MONTRÉAL, July 17, 2014 – BCE Inc. (TSX, NYSE: BCE) today announced that André Bérard has retired from the Boards of BCE and Bell Canada.

“I sincerely thank Mr. Bérard for his invaluable service to our shareholders, customers and company,” said Tom O’Neill, Chair of the Board.

A Director since January 2003, Mr. Bérard most recently served on the Management Resources and Compensation Committee and Audit Committee.

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

Th e Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca